Exhibit 18.1

February 28, 2023

Board of Directors

Thoughtworks Holding, Inc.
200 E Randolph St
Chicago, IL 60601

Ladies and Gentlemen:

Note 1 of Notes to the consolidated financial statements of Thoughtworks Holding, Inc. included in its Form 10-K for the year ended December 31, 2022, describes a change in the method of accounting for recognizing stock-based compensation expense for graded vesting awards with only service conditions from the accelerated attribution method to the straight-line attribution method. There are no authoritative criteria for determining a 'preferable' stock-based compensation expense attribution method based on the particular circumstances; however, we conclude that such change in the method of accounting is to an acceptable alternative method which, based on your business judgment to make this change and for the stated reasons, is preferable in your circumstances.

Very truly yours,

/s/ Ernst & Young LLP

Chicago, Illinois